Exhibit 99.1

Reclassification of items in the statements of cash flow

The reclassification has no impact on the Group’s income statements, balance sheets or the change in cash and cash equivalents.

SKF has reclassified some items in its statements of cash flows for the years 2006, 2005 and 2004 as a result of the U.S. Securities and Exchange Commission’s review of the 2005 Annual report on Form 20-F. Previously reported statements of cash flow for these years have been changed, certain items are moved from financing to operating activities and to investing activities. Cash flows related to contributions to pension plans are now considered as operating activities and cash flows relating to marketable securities and other liquid assets are now considered as investing activities.

2006	As previously published	As restated
Contributions to and payments under post-employment defined benefit plans (a)	-350	-413
Net cash flow from operating activities	5,090	5,027
Investments in financial and other assets and equity securities (b)	-50	-2,173
Sales of financial and other assets assets and equity securities (b)	62	3,020
Net cash flow used in investing activities	-2,859	-2,024
Net cash flow after investments before financing	2,231	3,003
Change in marketable securities and other liquid assets (b)	835	-
Contributions to post-employment benefit plans (a)	-63	-
Net cash flow used in financing activities	2,780	2,008
Increase +/(decrease)- in cash and cash equivalents	5,011	5,011

2005	As previously published	As restated
Contributions to and payments under post-employment defined benefit plans (a)	-364	-417
Net cash flow from operating activities	4,426	4,373
Investments in financial and other assets and equity securities (b)	-55	-5,430
Sales of financial and other assets assets and equity securities (b)	122	3,549
Net cash flow used in investing activities	-1,996	-3,944
Net cash flow after investments before financing	2,430	429
Change in marketable securities and other liquid assets (b)	-1,948	-
Contributions to post-employment benefit plans (a)	-53	-
Net cash flow used in financing activities	-3,314	-1,313
Increase +/(decrease)- in cash and cash equivalents	-884	-884

2004	As previously published	As restated
Contributions to and payments under post-employment defined benefit plans (a)	-525	-3,636
Net cash flow from operating activities	4,197	1,086
Investments in financial and other assets and equity securities (b)	-101	-2,479
Sales of financial and other assets assets and equity securities (b)	60	5,296
Net cash flow used in investing activities	-2,044	814
Net cash flow after investments before financing	2,153	1,900
Change in marketable securities and other liquid assets (b)	2,858	-
Contributions to post-employment benefit plans (a)	-3,111	-
Net cash flow used in financing activities	-1,975	-1,722
Increase +/(decrease)- in cash and cash equivalents	178	178

(a) Cash outflows related to contributions to pension plans are considered as operating activities. Previously, SKF had classified contributions to post-employment defined benefit plans as part of the financing activities as the decision to fund these plans was made in the context of financing SKF's overall obligations.

(b) Cash flows relating to marketable securities and other liquid assets are considered as investing activities. Further, since the original maturities of these investments are greater than three months, it is preferable to present them on a gross basis. Previously, SKF had classified these activities as part of financing activities as the investments are part of the overall financing program at SKF.

Göteborg, 6 March 2007

Aktiebolaget SKF (publ.)

Enclosure Consolidated statements of cash flow, restated

For further information, please contact:

Marita Björk, SKF Investor Relations, tel: +46 (0)31 337 1994, mobile: +46 (0)705-181994, e-post: marita.bjork@skf.com

Consolidated statements of cash flow, restated
Millions of Swedish kronor
	2006	Years ended 31 December 2005	2004
Operating activities
Profit before taxes	6,387	5,253	4,087
Adjustments for
Depreciation, amortisation and impairment	1,834	1,752	1,733
Net gain (-) on sales of property, plant and equipment	-13	-29	-17
Net gain (-) on sales of equity securities	-2	-52	-
Net gain (-) on sales of equity securities associated companies	-	-63	-
Net gain (-) on sales of businesses	-	-10	-21
Other non cash items	-434	26	159
Income taxes paid	-1,947	-1,618	-858
Contributions to and payments under post-employment defined
benefit plans	-413	-417	-3,636
Jointly controlled and associated companies	186	57	-2
Changes in working capital
Inventories	-250	-671	-648
Trade receivables	-831	-142	-907
Trade payables	442	-156	755
Other operating assets and liabilities, net	68	443	441
Net cash flow from operating activities	5,027	4,373	1,086
Investing activities
Purchase of intangible assets	-78	-171	-111
Sales of intangible assets	-	-	1
Purchase of property, plant and equipment	-1,933	-1,623	-1,401
Sales of property, plant and equipment	52	93	59
Acquisitions of businesses, net of cash and cash equivalents	-2,129	-419	-644
Sales of businesses, net of cash and cash equivalents	-	57	93
Pre-liquidation proceeds from Oy Ovako Ab	1,217	-	-
Investments in financial and other assets and equity securities	-2,173	-5,430	-2,479
Sales of financial and other assets and equity securities	3,020	3,549	5,296
Net cash flow used in investing activities	-2,024	-3,944	814

Net cash flow after investments before financing	3,003	429	1,900
Financing activities
Proceeds from medium- and non-current loans	4,676	3,249	123
Repayment of medium- and non-current loans	-740	-321	-624
Change in current loans	-55	7	-31
Payment of finance lease liabilities	-5	-3	-13
Cash dividends to AB SKF shareholders	-1,821	-1,366	-1,138
Cash dividends to minority shareholders	-47	-33	-39
Redemption of shares	-	-2,846	-
Net cash flow used in financing activities	2,008	-1,313	-1,722

Increase(+)/decrease(-) in cash and cash equivalents	5,011	-884	178
Cash and cash equivalents at 1 January	2,379	3,076	2,976
Cash effect excluding acquired companies	4,514	-911	115
Cash effect of businesses acquired	497	27	63
Cash effect of exchange transactions	-	-32	-
Translation effect on cash held	-148	219	-78
Cash and cash equivalents at 31 December	7,242	2,379	3,076